Sultanate of Oman
Ministry of Tourism
Muscat
Minister's Office
No	: 17/1/1/37/2010
Date	: 28 June 2010

H.E. Ahmed bin Abdul Nabi Makki
Minister of National Economy
Deputy Chairman of Financial Affairs & Energy Resources Council


Your Excellency,

Enclosed herein please find a copy of the Draft Agreement and the appendices attached thereto in respect of developing OMAGINE
Project.

You are kindly requested to instruct the concerned parties in your Ministry to conduct a final review of the draft agreement and provide us with any comments thereon, if any, in order to have it forwarded to the Ministry of Legal Affairs to express their opinion in the related legal aspects prior to signing and approving it.

Thanking you for your continued cooperation.

Sincerely yours,

//Signed & Stamped//
Rajiha bint Abdul Amir bin Ali
Minister of Tourism